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                                               1934 Act Registration No. 1-14696
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2003

                        CHINA MOBILE (HONG KONG) LIMITED
                 (Translation of registrant's name into English)


                                 60/F THE CENTER
                             99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of principal executive offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X             Form 40-F
                              ---                       ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes                     No    X
                              ---                      ---

      (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-      .)

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                                    EXHIBITS
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Exhibit Number                                                              Page
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1.1        Interim Report 2003, dated August 12, 2003                         5

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                           FORWARD-LOOKING STATEMENTS

     The report constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under "Item 3. Key Information -- Risk Factors" in our annual report on Form 20-F for the fiscal year ended December 31, 2002. These forward looking statements include, without limitation, statements relating to our business strategies, network expansion plans and related capital expenditure plans, the planned development of new mobile technologies and other technologies and related applications, the expected impact of tariff changes on our business, financial condition and results of operations, the expected impact of new services on our business, financial condition and results of operations, and future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies. The words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

     o changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

     o the effect of competition on the demand for and price of our services;

     o changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

     o changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government's policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China's telecommunications market and China's economic growth.

                                       2



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      In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

      o     our ability to obtain adequate financing on acceptable terms;

      o the adequacy of currently available spectrum or the availability of additional spectrum;

      o the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

      o our ability to develop or obtain new technology and related applications; and

      o     the availability of qualified management and technical personnel.

      We do not intend to update these forward-looking statements.

                                       3
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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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

                                                CHINA MOBILE (HONG KONG) LIMITED

Date: August 25, 2003                           By:    /s/ Wang Xiaochu
                                                       -------------------------
                                                Name:  Wang Xiaochu
                                                Title: Chairman and
                                                       Chief Executive Officer
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